

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2025

Sung Lee
Executive Vice President and Chief Financial Officer
Cytokinetics, Inc.
350 Oyster Point Blvd
South San Francisco, CA 94080

      Re: Cytokinetics, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 000-50633

Dear Sung Lee:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences